Filed Pursuant to Rule 433

Registration Statement No. 333-181749-09

Dated August 14, 2012

Baltimore Gas and Electric Company

Pricing Term Sheet

$250,000,000 2.80% Senior Notes Due 2022

Issuer:	Baltimore Gas and Electric Company
Ratings:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Securities:	Senior Notes
Settlement Date:	August 17, 2012
Principal Amount:	$250,000,000
Maturity:	August 15, 2022
Coupon:	2.80%
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Yield:	1.724%
Spread to Benchmark Treasury:	112 basis points
Yield to Maturity:	2.844%
Offering Price:	99.620%
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing February 15, 2013
Redemption Provisions:	At any time prior to May 15, 2022, at a discount rate of Treasury plus 20 basis points; and on or after May 15, 2022, at 100% of the principal, plus accrued interest to the redemption date
CUSIP:	059165 EE6
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Morgan Stanley & Co. LLC
BNY Mellon Capital Markets, LLC Credit Agricole Securities (USA) Inc.
Co-Manager:	The Williams Capital Group, LP

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, Goldman, Sachs & Co. at (866) 471-2526 or Morgan Stanley & Co. LLC at (866) 718-1649.